Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 12 DATED APRIL 14, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 18, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on December 21, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

West Kernan Controlled Subsidiary - Jacksonville, FL (formerly known as the Insight One Controlled Subsidiary)

On April 8, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “West Kernan Controlled Subsidiary”) for an initial purchase price of approximately $32,759,000, which is the initial stated value of our equity interest in the West Kernan Controlled Subsidiary (the “West Kernan Investment”). The West Kernan Controlled Subsidiary used the proceeds to acquire a stabilized garden style multifamily property totaling 301 units located in 12517 Beach Blvd, Jacksonville, FL 32246 (the “West Kernan Property”). The closing of the initial West Kernan Investment and the West Kernan Property occurred concurrently.

The West Kernan Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the West Kernan Investment (the “West Kernan Operative Agreements”), we have authority for the management of the West Kernan Controlled Subsidiary, including the West Kernan Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the West Kernan Investment, paid directly by the West Kernan Controlled Subsidiary.

The total purchase price for the West Kernan Property was approximately $66,250,000, an average of approximately $220,100 per unit. We anticipate additional hard costs of approximately $420,000 for rebranding and miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $2,527,000 bringing the total projected project cost for the West Kernan Property to approximately $69,197,000. To finance the acquisition of the West Kernan Property, a $36,437,000 senior loan with a one (1) year term at a SOFR + 1.65% interest rate with one year interest only was secured.

This acquisition completes the 1031 transaction further described in a previously filed 1-U that can be found here.

The West Kernan Property was built in 2019 and has a mix of unit types and floorplans, ranging from 644 square foot 1-bedroom to 1,357 square foot 3-bedroom/2-bath apartments. Occupancy at close was approximately 91%. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. Professional third party property management will be installed to manage the West Kernan Property.

The following table contains underwriting assumptions for the West Kernan Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
West Kernan Property	5.5%	2.5%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.